Filed by Colonial Properties Trust Pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cornerstone Realty Income Trust, Inc.
Commission File No.: 001-12875

C O M P A N Y    I N T E R V I E W

Colonial Properties Trust (CLP)

THOMAS H. LOWDER has been a Trustee of Colonial Properties Trust since its formation in July 1993. He is Chairman of the Board, President and Chief Executive Officer of the company. Mr. Lowder became President of Colonial Properties, Inc., the company’s predecessor, in 1976, and since that time has been actively engaged in the acquisition, development, management, leasing and sale of multifamily, office and retail properties for Colonial Properties. He is a member of the National Association of Industrial and Office Parks, and the International Council of Shopping Centers. He is a member and past Board member of the National Association of Real Estate Investment Trusts. He is also a member and past President of the Alabama Chapter of the Realtors National Marketing Institute through which he successfully completed commercial real estate investment courses to receive the CCIM (Certified Commercial Investment Member) designation. He is presently a member of the Board of the following organizations: Chairman — Children’s Hospital, Birmingham-Southern College, Community Foundation of Greater Birmingham, Crippled Children’s Foundation and United Way. Mr. Lowder is also a member and past captain for the Monday Morning Quarterback Club. He is past Chairman of the Birmingham Area Chapter of the American Red Cross and served successfully as Chairman of the 2001 United Way Campaign for Central Alabama. In 2004 he was presented with an honorary Doctor of Laws degree from Birmingham Southern College in recognition of his distinguished career and service to the college. Mr. Lowder graduated with honors from Auburn University with a Bachelor of Science degree.

SECTOR — REITS

(ZAT615) TWST: Would you begin with a brief historical sketch of Colonial Properties Trust and a picture of what you are doing at the present time?

     Mr. Lowder: Colonial Properties Trust came public in the fall of 1993 as a diversified real estate investment trust. We’re invested in the multifamily, office and retail sectors with approximately 45%, 28% and 27% of our net operating income (NOI) coming from each of those sectors respectively. We are geographically diversified although presently, our investments are concentrated in Alabama, Georgia and Florida.

     TWST: Will those percentages change over time?

     Mr. Lowder: They will. As you know, we’ve announced a merger with Cornerstone Realty Income Trust. Once the merger is complete, we expect annualized net operating income to be broken down something like this: 50% from the apartment sector, 20% from office and 30% from retail.

     TWST: Will the geographical range widen?

     Mr. Lowder: It will and it’s an important point. A key initiative in our three-year business plan was to limit exposure in any one state to no more than 25% of our net operating income. With this merger and our joint venture with DRA Investments, we effectively accomplish this objective since only Alabama will account for more than 25%, and it is estimated at 27%. We will have better geographic diversification with assets from Virginia through Arizona.

     TWST: Over the 11 years of your existence as a public company, have there been any bumps along the way?

     Mr. Lowder: Real estate is a very cyclical industry. When we saw the tech boom and bust four years ago, and the country went into somewhat of a recession, we actually saw investors more interested in the REIT industry. People were looking for yield and investments in hard assets. Those two characteristics put the REIT industry up front in investors’ minds, and REIT stocks have excelled over the last four years, even though the fundamentals, as in other industries, have been challenged by the recession. Colonial Properties, in particular, has emerged from this time period as a solid performer in our industry.

     TWST: What do you think the outlook is? Is there anything to worry about out there?

     Mr. Lowder: Everyone is focusing on interest rates. Although we see higher interest rates in the future, we also see improved fundamentals in the industry. Along with gradual economic improvement and job growth, I think the REIT industry will weather the next several years well.

     TWST: Beyond the merger that you are now completing, what are the other elements in your strategy going forward?

     Mr. Lowder: We told our investors and analysts that we were going to take some chips off the table in the retail sector and re-invest those dollars into the multifamily sector because we expect to see that sector benefit first from job growth. Another reason for the shift toward the multifamily sector is that it works as a hedge against rising interest rates. We think that with rising rates, the homebuilding industry will actually cool, which of course would be good for the apartment sector.

The Wall Street Transcript — January 3, 2005    1

COMPANY INTERVIEW — COLONIAL PROPERTIES TRUST

     Additionally, we are shifting our retail strategy away from regional malls to open air shopping centers. Not only are regional malls being consolidated by a few large REITs with greater purchasing power, but consumers are also migrating to shopping centers as alternative shopping venues.

“We’ve announced a merger with Cornerstone
Realty Income Trust. Once the merger is complete, we
expect annualized net operating income to be broken
down something like this: 50% from the apartment
sector, 20% from office and 30% from retail.”

     TWST: Speaking of the apartment sector, would you be looking more in areas closer to the center of cities, or further away?

     Mr. Lowder: We’re primarily suburban property owners. We own very few assets in inner cities.

     TWST: Are there any significant respects in which you differ from the majority of REITs?

     Mr. Lowder: I’d say being diversified makes us quite different. There are 191 publicly traded REITs with about 160 of them traded on the New York Stock Exchange. Most of those REITs are one-product companies focusing, say, on the office sector, the healthcare sector or the hospitality sector. So, yes, being diversified into multifamily, office and retail does make us different. We call it our live, work and shop strategy. As you can see from our history, being diversified allows us to allocate capital to the sector that we believe will be the highest performer at any given time, versus surviving the inevitable cycles inherent in a single property type.

     TWST: What are your criteria for acquisitions?

     Mr. Lowder: First of all, an acquisition has to meet the company’s overall strategic objectives and contribute to the goals of our three year business plan. Every acquisition is subject to bottom up due diligence and must make financial sense. Also, we must be able to integrate the acquisition favorably in terms of our balance sheet. Additionally, we must believe we can execute the acquisition well in order to meet or exceed our projections.

     TWST: In the REIT industry in general, I’d like to ask you about barriers to entry.

     Mr. Lowder: The REIT industry has had a lot of growth over the last 10 or 14 years. If you look back to a little over 10 years ago, it was well under $10 billion in total size. And now, it’s over $400 billion in total market capitalization. So I think the entry level of size has changed a lot over the 10 years. When we became public, we were relatively large with total market cap of just over $400 million. And to try to do that today would be fairly difficult. Size or scale has become more important in the industry.

     TWST: Can you tell us about the background and the expertise of yourself and a couple of your key colleagues?

     Mr. Lowder: The genesis of our company was my dad being in the homebuilding business; I’ve grown up in this business and have 30 years of experience in all three property sectors in which we now operate.

     I have an exceptionally capable team. Our Chief Operating Officer, Reynolds Thompson, grew up in the banking and office sector, and our EVP of Multifamily, Paul Earle, grew up in the multifamily business in Texas.

     Weston Andress, our new Chief Financial Officer, worked as an investment banker with Bank of America for some 15 years, and he’s been around the REIT industry for a long time.

     TWST: You’re going to be active from Virginia to Texas. Are there any noticeable or important differences in the situation from state to state within that span?

     Mr. Lowder: We’re looking for high-growth Sun Belt markets from Virginia to Arizona. As a matter of fact, we just entered into a joint venture with DRA on 16 properties in Arizona, New Mexico and Nevada.

     TWST: You were saying earlier that a rising interest rate economy would not affect you too much. How much difference will it make if rates do go up?

     Mr. Lowder: Some investors may view our stock as an income investment so rising interest rates could adversely impact our stock price in the short term. However, many investors will understand that rising interest rates will improve market fundamentals, especially in the multifamily sector which will represent 50% of our NOI.

     TWST: But you’re not too worried about interest rates?

     Mr. Lowder: There’s nothing I can do about it, and I’m not going to worry about it. Modern REITs have managed their balance sheets fairly well. There are a number of us — some 40 or 50 of us — that have investment grade ratings so we’ve kept our balance sheets in good shape. This means that over-leverage is not the concern in our industry that it was 20 years ago.

     TWST: Do you see any need to improve your capital structure?

     Mr. Lowder: I think we’re satisfied at the investment grade level where we are. I think use of leverage can be, certainly, good for your equity shareholders, to increase your returns, as long as you do it in a responsible way.

“A key initiative in our three-year business plan
was to limit exposure in any one state to no
more than 25% of our net operating income.
With this merger and our joint venture with
DRA Investments, we effectively accomplish
this objective since only Alabama will account
for more than 25%, and it is estimated at 27%.
We will have better geographic diversification
with assets from Virginia through Arizona.”

     TWST: I believe that you are paying a dividend, most recently, at about 6.75%?

     Mr. Lowder: That’s correct, that is the current yield.

     TWST: Do you feel that you will be able to maintain that high level?

     Mr. Lowder: We’ve given guidance for 2005, and have stated our intention to maintain our dividend. Additionally, we have

2 The Wall Street Transcript — January 3, 2005

COMPANY INTERVIEW — COLONIAL PROPERTIES TRUST

a history of increasing it in each of our 11 years of existence as a public company.

     TWST: What would you reasonably expect the company to look like three years from now, and what would be some possible milestones for investors to be looking for?

     Mr. Lowder: I think Colonial Properties will continue to have solid growth. We will certainly have larger scale. We’re currently a little over $3 billion in total market cap. Once we complete the merger with Cornerstone we will be in excess of $5 billion. That additional capital will allow us more flexibility as we pursue growth initiatives going forward.

     TWST: Merging with Cornerstone, were there any things that had to be worked out regarding the melding of cultures or simply the way you do things?

     Mr. Lowder: I hope we’re smart enough in this integration process that we work together and we take best practices from both sides of the ledger. We certainly plan on retaining onsite management and middle management in the company.

     TWST: Do you feel that the investment community understands the company as well you would like it to right now?

     Mr. Lowder: No, I think we can always do a better job.

     TWST: What other means are you choosing to tell your story?

     Mr. Lowder: After the announcement of the merger with Cornerstone, I spent the next week in New York, Boston, Philadelphia and Chicago, visiting with some of our investors and some potential investors to tell them about the transaction, and the Colonial story.

     TWST: What would be the three or four best reasons for the long-term investor to take a very good look at Colonial?

     Mr. Lowder: There are several reasons to look at REITS in general and Colonial Properties in particular. Number one, I believe that Colonial Properties is undervalued relative to other REITS. Perhaps, as I mentioned above, we need to do a better job of telling our story, but just looking at the multiple alone, we are well below our peers. Number two, as with other REITs, Colonial Properties provides predictable and stable income; we pay a superior dividend.

     Number three is growth of that dividend which will come from increasing cash flows from a very solid, diversified portfolio.

     Number four: If you believe in real estate in the growth markets of the country, particularly in the Sun Belt, Colonial Properties is the obvious and best vehicle to invest in.

     You get diversification when you invest with us. We make decisions on a local basis, on a strategic basis, on whether it’s best to be in multifamily, office or retail and where it is best to be. I think it’s particularly difficult for retail investors to evaluate all those variables efficiently and effectively.

     TWST: You talked briefly about the appeal of REITs to the retail investor. Could you enlarge on that theme?

     Mr. Lowder: Let me be a salesman for the industry just for a second. Ibottson has done a study of the typical retail investor’s portfolio, which as we know usually is balanced somewhat like this: 60% equities; 40% bonds. If that investor includes a 10% to 20% allocation to REITs, and equally balances the other two sectors, history indicates his return goes up and his risk is lowered. And that, to me, should appeal to any individual or retail investor.

     TWST: Is there anything that you would like to add, particularly with regard to the company’s long-term objectives?

     Mr. Lowder: Our long-term objective, as we phrase it in our company, is to be the star performer in real estate. Well, you say, that sounds mighty corny. What does that mean? It means we will perform in the top quartile, the top 25% of our industry. If you look at our track record over the last 10-11 years since we’ve been public, we are in the top 40th percentile, but not the top 25th percentile. Our goal is to reach our vision of operating consistently in the top 25%.

     TWST: Thank you. (MC)

THOMAS H. LOWDER
 Chairman, President & CEO
 Colonial Properties Trust
 2101 Sixth Avenue North
 Suite 750
 Birmingham, AL 35203
 (205) 250-8700
 (205) 250-8890 — FAX
 www.colonialpropertiestrust.com

The Wall Street Transcript — January 3, 2005   3

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Cornerstone Realty Income Trust, Inc. with and into Colonial Properties Trust, Cornerstone and Colonial intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cornerstone and Colonial with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Cornerstone, Colonial and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial in connection with the merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial and their ownership of Colonial common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.